SECURITIES & EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: McDonald’s Corp.

NAME OF PERSON RELYING ON EXEMPTION: CtW Investment Group

ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 L Street, N.W., Suite 900, Washington, D.C. 20036

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934:

____________________________________________________________________________________________________________________________________________________________________

[This reference is to an article from Proxy Insight, available at https://t.co/rZrlmeJ6Ac?amp=1 ].

[This reference is to a webinar registration, available at https://us02web.zoom.us/webinar/register/WN_r9ijJrfBSFunN6JCyt79bQ ]

[This reference is to a press release by the NYC Comptroller, available at https://comptroller.nyc.gov/newsroom/comptroller-stringer-and-ctw-investment-group-to-shareholders-vote-against-mcdonalds-executives-for-failing-to-enforce-zero-reward-policy-in-cases-of-sexual-misconduct/]